Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

Project “Golf”

Customer Briefing

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Agenda

The Announcement Strategic Motivations Post-Close IDT Overview Customer Benefits Transaction Steps

How to work with either of us until it closes

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Merged Company Overview

Overview

Merger of IDT and ICS

Combined company will maintain IDT’s name and ticker (IDTI) Combined revenues of $645MM (LTM 03/31/05) Headquartered in San Jose

Transaction Structure

IDT offers 1.3 shares of IDT common stock and $7.25 of cash for each share of ICS $1.7B deal value

Approximately 91MM shares and $550MM cash IDT/ICS shareholders to own 54% and 46%, respectively

Experienced Leadership

Chairman: Hock Tan (Current ICS CEO) Chief Executive Officer: Greg Lang (IDT) Chief Financial Officer: Clyde Hosein (IDT)

Governance

5 Board members from IDT, including Greg Lang 4 Board members from ICS, including Hock Tan

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Merger Rationale

Aggressively expand timing opportunity

Accelerate expansion of silicon replacements for crystal oscillators Grow share of silicon-based communications timing Largest silicon sub-segment

Cross-selling opportunities further drive revenue expansion

ICS presence in PC, Consumer as launch point for IDT technology IDT presence in Communications to accelerate adoption of ICS products

Deliver shareholder value

Manufacturing cost efficiencies through use of IDT Hillsboro Broad market exposure accelerates opportunities to invest in new markets Opportunity to increase R&D efforts into diversification, rather than replication of each other’s efforts

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IDT Provides Vital Semiconductor Solutions to Accelerate Innovation so our Customers can Create and Capitalize on Higher Value Networks

Unequalled Market Knowledge

Applications Expertise:

Systems level vision

Market-making innovations

Standards creation

Unrivalled Technology Delivery

Breadth of advanced, standards-based solutions:

Packet Processing

Serial Switching

High-speed buffering

Precision Timing

Responsible Innovation

Commitment to Customer Success:

25 years of technology leadership

Dependability, quality

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Stronger Service to Targeted Markets

MARKETS SERVED COMPUTING CONSUMER (including Peripherals) COMMUNICATIONS STORAGE DIMM

Applications PC platforms Games Enterprise SAN DDR1

Servers Digital Camera, Printers Wireless Wireline DDR2 FB-DIMM

LCD, DVD, HDTV

Key Products PCI-express switch and bridge products Low-cost, low-lead count clock devices Clocks Multi-port memory devices Clocks and registers

Clocks for all generations of Intel, AMD, SIS, VIA platforms Networks Search Engines Network search engines

Flow-control management devices Switch fabrics AMB Technology

Switch fabrics Clocks

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Multiple Market Platforms for Growth

FY05 $391M

Computing 13%

Other 8%

Comm 79%

LTM $254M

Consumer 16%

Other 9%

Comm 20%

Computing 55%

LTM $645M

Computing 28%

Consumer 6%

Other 9%

Comm 57%

*Figures above represent IDT management estimates, based on limited sample data

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The Merged Companies

A Global Force in Semiconductor Solutions

Hillsboro, OR

San Jose, CA

Headquarters

Tempe AZ

Ottawa

Worcester, MA

Auburn, NY

Norristown, PA

Atlanta, GA

Italy

Penang

Singapore

Shanghai

Sydney

Design Engineering Center Administrative/Sales/Marketing Center Wafer Fabrication Facility

Assembly/Test

The Merged Company

Benefits to Customers

IDT

– 25 years of IDM Quality & Reliability

– Market Knowledge

– Efficient Manufacturing

– Great Sales & Support Resource

ICS

– Timing Technology leadership

– Knowledge of Timing Market Needs

New IDT

– More R&D

– More Products

– Larger Scale

– Broader Market & Application Coverage

– Efficient, High Quality Mfg.

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Next Steps (Projected)

Jun

Announcement of merger

Jun- Jul

File form S-4 / Proxy statement with SEC HSR review

Aug-Sep

SEC filings declared effective

Sep-Oct

Shareholder meeting

CYQ4

Close merger

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What do we do now?

Continue to work with your existing, Disti, Rep, Sales person until close More details to follow

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Summary

Better serving the customer needs by:

– Delivering a broader range of technology and systems competency to meet customers’ increasing needs

– Increased mixed signal capability and increased corporate focus on timing solutions computing, communications and consumer market segments

– Increased R&D for developing tomorrow’s technologies with reduced cost impact for our customers by avoiding duplicative efforts

– Combining ICS’s wealth of experience with IDT’s technology & manufacturing capability

A strategically and financially compelling company combination

– Leadership in technology

– Strong customer relevance

– Strong balanced management team

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Backup

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About ICS

Founded in 1976; IPO in 2000 (Nasdaq: ICST)

Worldwide leader of silicon timing devices focused on Computing, Communication and Digital Consumer applications

– Delivered over 160M PC Clocks in 2004

– Leading clock supplier to enterprise networking/storage

– Growing Presence in Game Console, handset and DTV

Has developed approx. 1,800 new products and selling to over 1,000 OEM customers in the past three years

– Marquee customers in an expanding industry

Combines big company quality/technology with small company nimbleness

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ICS

Worldwide Presence

San Jose, CA

Tempe, AZ

Worcester, MA

Auburn, NY

Norristown, PA Headquarters

Singapore

Design Engineering Center Administrative/Sales/Marketing Center Wafer Fabrication Facility

Assembly/Test

ICS Organization Chart

ICS Hock Tan CEO

FTG

MICROCLOCK

NETCOM

VIDEO

MILITARY

SALES

OPERATIONS

QA

FINANCE

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IDT Today

Worldwide Presence

Hillsboro

San Jose Headquarters

Ottawa

Atlanta

Italy

Penang

Shanghai

Singapore

Sydney

Design Engineering Center Administrative/Sales/Marketing Center Wafer Fabrication Facility

Assembly/Test

IDT Organization Chart

President & CEO

Greg Lang

IPC Division

Serial SW Division

FCM Division

Timing Division

Telecom Division

Office of the CTO

Manufacturing

Sales

Corporate Marketing

Chief Financial Officer Clyde Hosein

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Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.